Rider for Amendment to the By-Laws of ETF Managers Trust

(Effective as of January 12, 2024)

Replace the current Article II, Section 5 in its entirety with:

Section 5. ADJOURNED MEETING; NOTICE. Any Shareholders’ meeting, whether or not a quorum is present, may be adjourned from time to time for any reason whatsoever by vote of the holders of Shares entitled to vote holding not less than a majority of the Shares present in person or by proxy at the meeting, or by the chairperson of the Board, or, in the absence of the chairperson of the Board, by the president of the Trust, or, in the absence of the president, by any vice president or other authorized officer of the Trust. Any adjournment may be made with respect to any business which may have been transacted at such meeting and any adjournment will not delay or otherwise affect the effectiveness and validity of any business transacted at the Shareholders’ meeting prior to adjournment.

When any Shareholders’ meeting is adjourned to another time or place, written notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken, unless after the adjournment, a new record date is fixed for the adjourned meeting, or unless the meeting is adjourned for more than one hundred and eighty (180) days from the initial record date that was fixed in connection with the original meeting, in which case, the Board of Trustees shall set a new record date as provided in Article V of the Declaration of Trust and give written notice to each Shareholder of record entitled to vote at the adjourned meeting in accordance with the provisions of Sections 3 and 4 of this Article II. At any adjourned meeting, any business may be transacted that might have been transacted at the original meeting.